


15005506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
2/6/15

DIVISION OF
CORPORATION FINANCE

March 5, 2015

Michael Hyatte
Sidley Austin LLP
mhyatte@sidley.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-5-15

Re: DaVita HealthCare Partners Inc.
Incoming letter dated February 6, 2015

Dear Mr. Hyatte:

This is in response to your letter dated February 6, 2015 concerning the shareholder proposal submitted to DaVita by James McRitchie and Myra K. Young. We also have received letters on the proponents' behalf dated February 17, 2015 and February 21, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DaVita HealthCare Partners Inc.
Incoming letter dated February 6, 2015

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that DaVita may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that DaVita's bylaws compare favorably with the guidelines of the proposal and that DaVita has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if DaVita omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
DaVita HealthCare Partners Inc. (DVA)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the February 6, 2015 company request concerning this rule 14a-8 proposal.

According to the current company policy a director, who fails to obtain a majority vote, can *de facto* be elected by remaining in office for his full term if the Board simply procrastinates in obtaining a successor. And this applies whether or not the company needs a director to replace the director with a failed vote.

The company currently has 10 directors, and depending on circumstances at the time of a failed director vote, the company may be able to function just as well with 9 directors. The company bylaws state, "The Board shall consist of one or more members" and the Board may "decrease the size of the Board."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Art Sida <Art.Sida@davita.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
DaVita HealthCare Partners Inc. (DVA)
Directors to be Elected by Majority Vote
James McRitchie

Ladies and Gentlemen:

This is in regard to the February 6, 2015 company request concerning this rule 14a-8 proposal.

According to the current company policy a director, who fails to obtain a majority vote, can remain in office for his full term if the board simply procrastinates in obtaining a successor – whether or not the company needs a replacement director.

The company currently has 10 directors, and depending on circumstances at the time of a failed director vote, the company may be able to function just as well with 9 directors.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Art Sida <Art.Sida@davita.com>



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

myhatte@sidley.com
(202) 736 8012

February 6, 2015

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *DaVita HealthCare Partners Inc.*
Shareholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, this letter is to notify you that our client DaVita HealthCare Partners Inc. ("DaVita" or the "Company") intends to omit a shareholder proposal ("Proposal") and related supporting statement submitted by James McRitchie and Myra K. Young, represented by John Chevedden ("Proponents"), from its proxy materials for its 2015 annual meeting of shareholders. The Proposal was presented to the Company in the Proponents' correspondence of January 1, 2015, a copy of which is attached. This letter is also to request advice from the staff of the Division of Corporation Finance ("Staff") that it will not recommend enforcement action to the Securities and Exchange Commission ("Commission") if DaVita so omits the Proposal.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

BASIS FOR EXCLUSION

DaVita believes that the Proposal may properly be excluded in accordance with rule 14a-8(i)(10), authorizing the omission of proposals already substantially implemented. On December 6, 2006, DaVita amended its Bylaws to provide for election of directors by a majority of votes cast, as disclosed



in a current report on Form 8-K filed December 20, 2006, a copy of which is attached . As of December 14, 2006, Article IV, Section 3 of the Amended and Restated Bylaws reads as follows:

> Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present by the holders of shares present in person or represented by proxy and entitled to vote on the election of directors; provided that if the number of nominees for director, exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes to withhold authority and exclude abstentions with respect to that director's election. If directors are to be elected by a plurality, stockholders shall be permitted to withhold votes from a nominee but shall not be permitted to vote against a nominee.

The 2006 amendment to the Bylaws, it should go without saying, has already accomplished the objectives of the Proposal. Accordingly, it should also be self-evident that the Proposal may properly be excluded from DaVita's proxy materials for the 2015 annual meeting of shareholders.

The Proponents appear to have been unaware that the Company's Bylaws already provide for majority voting when they submitted the proposal. DaVita has informed the Proponents of the terms of Article IV, Section 3 and requested withdrawal of the Proposal to avoid the effort and expense attendant to the rule 14a-8(j) process. To date, they have declined to do so.

CONCLUSION

In view of the foregoing, we believe that the Proposal has been implemented by Article IV, Section 3 of the Amended and Restated Bylaws so that the proposal is appropriately excluded under rule 14a-8(i)(10). We respectfully request advice that the Staff will not recommend enforcement action to the Commission if DaVita omits the proposal from its proxy materials for the 2015 annual meeting of shareholders.

Thank you for your attention. If you require additional information, please contact me at (202) 736-8012 or Martha Ha, the Company's Corporate Secretary, at (303) 876-2957.

Sincerely,

Michael Hyatte

cc: John Chevedden

ACTIVE 205701336v.1

Ms. Kim Rivera
Corporate Secretary
DaVita HealthCare Partners Inc. (DVA)
2000 16th Street
Denver CO 80202
Phone: 303-405-2100
FX: 877-420-6537
FX: 866-802-6228
FX: 866-886-1914

January 1, 2015

Dear Corporate Secretary:

We are pleased to be shareholders in DaVita HealthCare Partners Inc. (DVA) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold the required stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA OMB Memorandum M-07-16 ***
*** FISMA OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify us as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — Date: January 1, 2015



Myra K. Young — Date: January 1, 2015

cc: Lisa Kwon <Lisa.Kwon@davita.com>
Art Sida <Art.Sida@davita.com>
John Chevedden

[DVA: Rule 14a-8 Proposal, January 5, 2015]

Proposal 4 – Directors to be Elected by Majority Vote

Resolved: Shareholders hereby request that our Board of Directors initiate the appropriate process to amend our Company's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

In order to provide shareholders a meaningful role in director elections, our Company's current director election standard should be changed from a plurality vote standard to a majority vote standard. The majority vote standard is the most appropriate voting standard for director elections where only board nominated candidates are on the ballot.

This will establish a challenging vote standard for board nominees and will improve the performance of individual directors and the entire board. Under our Company's current voting system, a director nominee can be elected with as little as one yes-vote. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. More than 77% of the companies in the S&P 500 have adopted majority voting for uncontested elections. Our company has an opportunity to join the growing list of companies that have already adopted this standard.

Please vote to enhance shareholder value:

Directors to be Elected by Majority Vote – Proposal 4

Notes:
James McRitchie and Myra K. Young, *** FISMA OMB Memorandum M-07-16 *** sponsored this proposal..

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA OMB Memorandum M-07-16 ***
*** FISMA OMB Memorandum M-07-16 ***

8-K 1 d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 14, 2006

DAVITA INC.

(Exact name of registrant as specified in its charter)

Delaware	1-14106	No. 51-0354549
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Hawaii Street
El Segundo, CA 90245
(Address of principal executive offices including Zip Code)

(310) 536-2400
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)
❑ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
❑ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)
❑ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13c-4)

Item 1.01. Entry into a Material Definitive Agreement.

On December 14, 2006, the Board of Directors of DaVita Inc. (the "Company") approved a new form of Indemnity Agreement (the "Indemnity Agreement"), and the Company entered into the Indemnity Agreement, effective as of December 14, 2006, with each of its directors and certain executive officers. The Indemnity Agreement provides that the Company shall indemnify the indemnitee if the indemnitee is a party to or threatened to be made a party to or otherwise involved in any proceeding by reason of the fact that the indemnitee is or was an agent of the Company, or by reason of any act or inaction by indemnitee in any such capacity, against any and all expenses and liabilities, actually and reasonably incurred by indemnitee in connection with the investigation, defense, settlement or appeal of such proceeding, but only if the indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe indemnitee's conduct was unlawful. In any proceeding by or in the name of the Company to procure a judgment in its favor, subject to certain exceptions, the Company will not be obligated to indemnify the indemnitee if the indemnitee shall have been finally adjudged to be liable to the Company by a court of competent jurisdiction due to willful misconduct of a culpable nature in the performance of the indemnitee's duty to the Company. In addition, to the fullest extent permitted by applicable law and to the extent that the indemnitee is, by reason of indemnitee's status as an agent, a witness in any proceeding to which the indemnitee is not a party, indemnitee shall be indemnified against all expenses actually and reasonably incurred by indemnitee or on indemnitee's behalf in connection therewith.

The indemnitee shall be presumed to have acted in good faith and in a manner the indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe indemnitee's conduct was unlawful, unless a determination is made pursuant to the procedures set forth in the Indemnity Agreement that the indemnitee has not acted in accordance with such standards. For purposes of any determination of good faith, the indemnitee shall be deemed to have acted in good faith if the indemnitee's action is based on the records or books of account of the Company or a subsidiary, including financial statements, or on information supplied to the indemnitee by the officers of the Company or a subsidiary in the course of their duties, or on the advice of legal counsel for the Company or a subsidiary or on information or records given or reports made to the Company or a subsidiary by an independent certified public accountant or by an appraiser or other expert selected with the reasonable care by the Company or a subsidiary.

The Company shall advance, to the fullest extent not prohibited by law, all expenses incurred by the indemnitee in connection with any proceeding to which the Indemnitee is a party or is threatened to be made a party by reason of the fact that the indemnitee is or was an agent of the Company. The Company shall not be obligated to indemnify the indemnitee for expenses, judgments, fines or penalties which have been paid directly to the indemnitee by directors' and officers' liability insurance.

If the Company shall be obligated to pay the expenses of any proceeding against the indemnitee, the Company, if appropriate, shall be entitled to assume the defense of such proceeding, with counsel reasonably acceptable to the indemnitee, upon the delivery to the indemnitee of written notice of its election to do so. After such an election by the Company, approval of such counsel by the indemnitee and the retention of such counsel by the Company, the Company shall not be liable for any fees of counsel subsequently incurred by the indemnitee with respect to the same proceeding. However, the indemnitee shall have the right to employ counsel in such proceeding at the indemnitee's expense, and, under certain circumstances set forth in the Indemnity Agreement, the fees and expenses of indemnitee's counsel shall be payable by the Company.

The Indemnity Agreement provides that the determination of an indemnitee's entitlement to indemnification (the "Determination") is based upon whether a Change of Control (as defined in the Indemnity Agreement) has or has not occurred. If a Change of Control has occurred, Independent Counsel (as defined in the Indemnity Agreement) will make such Determination in a written opinion to the Board of Directors of the Company (the "Board"). If a Change of Control has not occurred, such Determination will be made (i) by a majority vote of the directors of the Company who are not and were not a party to the proceeding in respect of which indemnification is sought by the indemnitee (the "Disinterested Directors"), even though less than a

---

quorum of the Board, (ii) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Board, (iii) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Board or (iv) if so directed by the Board, by the stockholders of the Company. Subject to certain exceptions, if the persons making the Determination have not made such Determination within 60 days after receipt by the Company of the indemnitee's request, the requisite Determination will, to the fullest extent not prohibited by law, be deemed to have been made and the indemnitee will be entitled to indemnification, absent (i) a misstatement by the indemnitee of a material fact, or an omission of a material fact necessary to make the indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

The Company will not be obligated to indemnify the indemnitee on account of any proceeding relating to (i) remuneration paid to the indemnitee if it is determined by final judgment or other final adjudication that such remuneration was in violation of law; (ii) which final judgment is rendered against the indemnitee for an accounting of profits made from the purchase or sale by the indemnitee of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statute; (iii) any reimbursement of the Company by the indemnitee of any bonuses or other incentive-based or equity-based compensation, and the reimbursement of the Company of profits realized from the sale of securities of the Company by indemnitee, to the extent that such reimbursements directly arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"); (iv) the payment to the Company of profits arising from the purchase and sale by indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act; or (v) which (but only to the extent that) it is determined by final judgment or other final adjudication that the indemnitee's conduct was in bad faith, knowingly fraudulent or deliberately dishonest. In addition, the Company will not be obligated to indemnify the indemnitee for any amounts paid in settlement of a proceeding effected without the Company's written consent. The Company also will not be obligated to indemnify the indemnitee or otherwise act in violation of any undertaking appearing in and required by the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Act") in any registration statement filed with the SEC under the Act.

If indemnification is unavailable to the indemnitee for any reason, the Indemnity Agreement provides that, to the fullest extent permissible under applicable law, the Company will contribute to the amount incurred by the indemnitee in connection with any claim relating to an indemnifiable event in such proportion as is deemed fair and reasonable in light of all of the circumstances of such proceeding to reflect (i) the relative benefits received by the Company and the indemnitee as a result of such event, and/or (ii) the relative fault of the Company and the indemnitee in connection with such event.

No amendment, alteration or repeal of the Indemnity Agreement or of any provision thereof will limit or restrict any right of the indemnitee under the Indemnity Agreement in respect of any action taken or omitted by such indemnitee in indemnitee's status as an agent prior to such amendment, alteration or repeal. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of expenses than would be afforded currently under the Company's bylaws and the Indemnity Agreement, the indemnitee will receive under the Indemnity Agreement the greater benefits so afforded by such change.

The amended Indemnity Agreement will terminate upon the later of (i) 10 years after the date that the indemnitee ceases to serve as a director or officer of the Company or, at the request of the Company, as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; or (ii) one year after the final termination of any proceeding then pending in respect of which the indemnitee is granted rights of indemnification or advancement of expenses and of any proceeding commenced by the indemnitee relating thereto.

Under certain circumstances, the indemnitee will be entitled to an adjudication by a court of indemnitee's entitlement to indemnification or advancement of expenses. Alternatively, under the Indemnity Agreement, the indemnitee, at indemnitee's option, may seek an award in arbitration.

The foregoing description of the form of Indemnity Agreement is qualified in its entirety by reference to the form of Indemnity Agreement which is attached hereto as Exhibit 10.1.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 14, 2006, Richard B. Fontaine, a director of the Company, informed the Company that he will be retiring at the end of his term and therefore will not stand for re-election to the Company's Board.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 14, 2006, the Board approved the amended and restated bylaws of the Company (the "Amended and Restated Bylaws"), effective as of December 14, 2006, which change the voting standard for uncontested elections of directors from a plurality to a majority of votes cast. A majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the number of votes cast with respect to that director's election. Votes cast will include votes to withhold authority and exclude abstentions with respect to that director's election. However, in contested director elections where the number of nominees for director exceeds the number of directors to be elected, the vote standard will continue to be a plurality, whereby stockholders will be permitted to withhold votes but not vote against a nominee for director.

If a nominee for director who was in office prior to the applicable election is not elected and no successor has been elected, the director shall promptly tender his or her offer of resignation to the Board. The Nominating and Governance Committee (the "Committee") shall make a recommendation to the Board as to whether to accept or reject the tendered offer of resignation, or whether other action should be taken. The Board shall act on the tendered offers of resignation, taking into account the Committee's recommendation, and shall publicly disclose its decision and the rationale behind such decision within 90 days from the date of the certification of the election results.

In the event the Board does not accept an offer of resignation from any director who was in office prior to the applicable election, such director shall continue to serve until the next annual meeting or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. If the Board accepts a director's offer of resignation or if a nominee for director who was not already serving on the Board is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

The foregoing description of the Amended and Restated Bylaws is qualified in its entirety by reference to the Amended and Restated Bylaws which are attached hereto as Exhibit 3.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Bylaws for DaVita Inc., dated as of December 14, 2006.
10.1	Form of Indemnity Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.

Date: December 20, 2006

By: /S/ JOSEPH SCHOHL

Joseph Schohl

Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Bylaws for DaVita Inc., dated as of December 14, 2006.
10.1	Form of Indemnity Agreement.